                                              Filed by The Ackerley Group, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of 1934


                                      Subject Company: The Ackerley Group, Inc.
                                                   Commission File No.: 1-10321

The Ackerley Group held a conference call on October 8, 2001, announcing that it had entered into merger agreement with Clear Channel Communications, Inc. The prepared remarks of Christopher H. Ackerley, The Ackerley Group's president, are attached hereto. The merger agreement and the voting and support agreement relating to Clear Channel's acquisition of The Ackerley Group were filed by The Ackerley Group under cover of Form 8-K on October 9, 2001 and are incorporated by reference into this filing.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

These materials contain certain statements, intentions, plans, beliefs, expectations or predictions of the future based on current facts and analyses. These statements are "forward-looking statements" within the meaning of the safe-harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Although forward-looking statements help to provide complete information about future prospects, readers should keep in mind that such statements are much less reliable than historical information and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond The Ackerley Group's ability to control or estimate precisely. Factors that could affect results include those set forth in the Securities and Exchange Commission filings of The Ackerley Group. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of these materials. The Ackerley Group does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed business combination, The Ackerley Group and Clear Channel plan to file a proxy statement/prospectus and other relevant documents concerning the transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE ACKERLEY GROUP, CLEAR CHANNEL, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC through the web site maintained by the SEC at http://www.sec.gov. In addition, documents filed with the SEC by The Ackerley Group with respect to the proposed transaction may be obtained free of charge by contacting The Ackerley Group, 1301 Fifth Avenue, Suite 4000, Seattle, WA 98101, Attention: Investor Relations (tel.: 206-624-2888).

The Ackerley Group's and Clear Channel's shares are traded on the New York Stock Exchange (ticker symbols AK and CCU). Both companies file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by the companies at the SEC's public reference rooms at 450 Fifth St., N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York and Chicago.

PARTICIPANTS IN SOLICITATION

The Ackerley Group, its directors, executive officers and certain members of management and employees may be soliciting proxies from The Ackerley Group stockholders in favor of the approval of the transaction. Information regarding such officers and directors is included in The Ackerley Group's proxy statement for its 2001 Annual Meeting of shareholders filed with the SEC on April 2, 2001.

                                      # # #

                             CONFERENCE CALL SCRIPT
                                 OCTOBER 8, 2001
                             CHRISTOPHER H. ACKERLEY
                       PRESIDENT, THE ACKERLEY GROUP, INC.

Over the past 25 years, the company has experienced amazing growth and success, and created many wonderful partnerships and products. We are proud of all that we have accomplished, and we truly appreciate the hard work and dedication of our people. At this time, I would like to share with you a very significant announcement that will allow our people and our operating companies to continue to grow and prosper for more years to come.

As announced today, Clear Channel Communications has made an offer to acquire The Ackerley Group in an all-stock transaction. The Board of Directors has voted in favor of accepting this offer from Clear Channel, as we believe it is in the best interests of our shareholders and the company. The offer reflects a significant premium to our recent stock price and, at the same time, provides a tremendous combination that can allow The Ackerley Group's operating assets to be leveraged in a significant and strategic way.

Even though our family is sad to be leaving this business that has been the center of our lives for 26 years, this transaction makes good business sense. Clear Channel is an excellent company, whose group of media holdings is highly synergistic with The Ackerley Group. They are proven operators with tremendous financial and human resources and are an outstanding financial performer.

Clear Channel is very interested in The Ackerley Group's media holdings because of the shared synergies across companies and the opportunity to penetrate the markets that house our companies. For example:

  o Clear Channel operates 19 television stations nationwide, and like The Ackerley Group's 18 television stations, they are committed to serving their communities by delivering high quality local news and public service.

  o Clear Channel also has a thriving interactive division that is focused on delivering live entertainment news and information to their customers, much like our own iKnow Network.

  o In terms of radio, one out of every ten radio stations across the United States broadcasts under the Clear Channel banner, and the company's approximate 1,170 stations bill a full 20% of total industry revenue. Nonetheless, Clear Channel has held no share of the Seattle/Tacoma market, the nation's 13th-largest radio market, where we operate five radio stations including two of the top rated stations in the area.

  o Clear Channel also owns major outdoor space in 43 of the nation's markets, except Boston, Seattle and Oregon - where The Ackerley Group leads the industry.


In short, Clear Channel is committed to serving their communities with local news and public service. They are savvy operators, who recognize a good product when they see it - and they know that we have the best.

The deal is expected to clear the regulatory channels and be able to close within the next three to six months. During that timeframe, we will do whatever we can to make the transition as smooth as possible, and we will continue to be smart operators of our stations and strong community partners - just as we always have.